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Exhibit 11.1



                     INTEGRAL SYSTEMS INC. AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS PER SHARE



                                                    Three Months Ended
                                                       December 31,
Basic:                                             1999            1998
                                               ------------    ------------
Weighted average number of common shares         7,203,997       5,857,499

Net income                                      $1,260,111      $  456,941

Earnings per share                              $     0.17      $     0.08

Diluted:

Weighted average number of common shares         7,749,530       6,647,766

Net income                                      $1,260,111      $  456,941

Earnings per share                              $     0.16      $     0.07